Filed pursuant to General Instructions II.L. of Form F-10
File No. 333-222085

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated January 5, 2018 to which this prospectus supplement relates, as amended or supplemented, and each document deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with the securities commissions or similar authorities in the Canadian provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia and the US Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the corporate secretary of Trillium Therapeutics Inc. at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, Telephone (416) 595-0627, and are also available electronically at www.sedar.com and at www.sec.gov.

PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JANUARY 5, 2018

New Issue	June 19, 2018

Up to US$25,000,000

Common Shares

Trillium Therapeutics Inc., or “we”, “our”, “us” or the “Corporation”, is hereby qualifying for distribution the offering, or “offering”, of our common shares, or the “common shares”, having an aggregate offering price of up to US$25,000,000. We have entered into a sales agreement dated June 19, 2018, or “sales agreement”, with Cowen and Company, LLC, or the “Selling Agent” or “Cowen”, relating to the common shares offered by this prospectus supplement and the accompanying short form base shelf prospectus dated January 5, 2018. In accordance with the sales agreement, and except as noted below, we may distribute common shares having an aggregate offering price of up to US$25,000,000 through the Selling Agent, as our agents for the distribution of the common shares. The offering is being made only in the United States under a registration statement filed under the US Securities Act of 1933, as amended, or “Securities Act”, on Form F-10 (File No. 333-222085), or “registration statement”, filed and effective with the United States Securities and Exchange Commission, or “SEC”. See the discussion in the section of this prospectus supplement entitled “Plan of Distribution”.

Upon delivery of a placement notice by us, if any, the Selling Agent may sell the common shares in the United States only and such sales will be made by transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102— Shelf Distributions, or “NI 44-102”, including, without limitation, sales made directly on the NASDAQ Capital Market, or “NASDAQ”, or on any other existing trading market for the common shares in the United States, or as otherwise agreed between the Selling Agent and us. No common shares will be offered or sold in Canada. The Selling Agent will make all sales using commercially reasonable efforts consistent with their normal sales and trading practices and on mutually agreed upon terms between the Selling Agent and us. The common shares will be distributed at the market prices prevailing at the time of the sale of such common shares. As a result, prices may vary as between purchasers and during the period of distribution. There is no arrangement for funds to be received in escrow, trust or similar arrangement.

In connection with the sale of the common shares on our behalf, the Selling Agent may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, and the compensation of the Selling Agent may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Selling Agent against certain liabilities, including liabilities under the Securities Act.

The compensation to the Selling Agent for sales of our common shares under this prospectus will be equal to three percent (3.0%) of the gross proceeds from the sale of such common shares. See “Plan of Distribution”. See the discussion in the section of this prospectus supplement entitled “Use of Proceeds” for how the net proceeds, if any, from sales under this prospectus supplement will be used. The proceeds we receive from sales will depend on the number of common shares actually sold, the offering price of such common shares and the compensation paid to the Selling Agent.

No underwriter or dealer involved in the offering, no affiliate of such an underwriter or dealer, and no person acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, common shares in connection with the offering or effect any other transactions that are intended to stabilize or maintain the market price of the common shares.

The common shares are listed and posted for trading on NASDAQ and the Toronto Stock Exchange, or “TSX”, under the symbol TRIL. On June 18, 2018, the last trading day prior to the date hereof, the closing price of the common shares on NASDAQ and the TSX were US$6.20 and Cdn$8.13 respectively.

NASDAQ has approved listing of our common shares subject to our fulfillment of all of the requirements of NASDAQ. We have provided notice of the offering to the TSX and we are relying on the exemption included in section 602.1 of the TSX Company Manual. Listing of our common shares on the TSX will be subject to us fulfilling all the listing requirements of the TSX.

We are an “emerging growth company” under the US Jumpstart Our Business Startups Act of 2012 and as such have elected to comply with certain reduced public company disclosure requirements.

NEITHER THE SEC NOR ANY US STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE COMMON SHARES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus supplement, in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. Our financial statements may not be comparable to the financial statements of United States issuers.

Purchasing the common shares may subject you to tax consequences in the United States and under Canadian tax legislation. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should consult and rely on your own tax advisors with respect to your own particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain US Federal Income Tax Considerations”.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are a corporation established under the laws of the Province of Ontario and our principal place of business is in Canada. In addition, some or all of the directors and officers of the Corporation are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See “US Enforcement of Civil Liabilities”.

See “Risk Factors” in this prospectus supplement and the accompanying prospectus for a discussion of certain considerations relevant to an investment in the common shares offered hereby.

The financial information of the Corporation incorporated by reference herein is presented in US dollars. Unless otherwise noted herein, all references to “$”, “US$”, “United States dollars” or “US dollars” are to United States dollars and all references to “Cdn$” are to Canadian dollars. See “Exchange Rate”.

The registered and head office of the Corporation is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9.

ii

IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the common shares being offered and the method of distribution of those securities and also supplements and updates information regarding the Corporation contained in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about the common shares, preferred shares and other securities that may be offered from time to time. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying prospectus together with the additional information about the Corporation to which we refer you in the sections of this prospectus supplement entitled “Documents Incorporated by Reference”.

You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. We have not authorized anyone to provide readers with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the common shares only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus and you should not assume otherwise. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates. We do not undertake to update the information contained or incorporated by reference herein or in the prospectus, except as required by applicable securities laws. This prospectus supplement shall not be used by anyone for any purpose other than in connection with the offering.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. Each time we sell our securities under the accompanying prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering including price, the number and type of securities being offered, and the plan of distribution. The shelf registration statement became effective under the rules and regulations of the SEC on January 8, 2018. This prospectus supplement describes the specific details regarding the offering including the price, number of common shares being offered, and the placement arrangements. The accompanying prospectus provides general information about the Corporation, some of which, such as the section entitled “Plan of Distribution”, may not apply to the offering. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

Some of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

In this prospectus supplement, the “Corporation”, “we”, “us” and “our” refer to Trillium Therapeutics Inc. and its subsidiaries.

We are subject to the information requirements of the US Securities Exchange Act of 1934, as amended, or the “Exchange Act”, and applicable Canadian securities legislation, and in accordance therewith, we file reports and other information with the SEC and with the securities regulatory authorities of each of the provinces and territories of Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, we may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

The reports and other information that we file with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement hereto which this prospectus supplement forms a part.

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying prospectus. See “Documents Incorporated by Reference”.

Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym “SEDAR”.

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, financial information in this prospectus supplement has been prepared in accordance with IFRS. The financial information of the Corporation incorporated by reference herein is presented in Canadian dollars. Unless otherwise noted herein, all dollar amounts refer to lawful currency of the United States. All references to “C$” or “Cdn$” are to the currency of Canada.

EXCHANGE RATE

The following table sets forth, for each period indicated, the high, low and average exchange rates for Canadian dollars expressed in United States dollars, as provided by the Bank of Canada. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this prospectus supplement may vary. The average exchange rate is calculated by using the average of the closing prices on the last day of each month during the relevant period. On June 18, 2018, the exchange rate for one Canadian dollar expressed in United States dollars as reported by the Bank of Canada, was Cdn$1.00 = US$0.7571.

Years Ended December 31,
Three-Month
Period Ended
	March 31, 2018	2017	2016
Average rate for period	US$0.7885	US$0.7717	US$0.7564
High for period	US$0.8138	US$0.8245	US$0.8002
Low for period	US$0.7641	US$0.7276	US$0.6821

US ENFORCEMENT OF CIVIL LIABILITIES

Trillium Therapeutics Inc. is an Ontario corporation and its principal place of business is in Canada. Some or all of our directors and officers are resident outside of the United States and most or all of our assets and the assets of those persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or our directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the Securities Act. You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. We believe that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We also believe, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with the registration statement on Form F-10 of which this prospectus supplement forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court, arising out of or related to or concerning the offering of common shares under this prospectus supplement.

Luke Beshar, Robert Kirkman, Michael Moore, Thomas Reynolds and Helen Tayton-Martin are our directors who reside outside of Canada and they have appointed the Corporation at its business address as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this prospectus supplement include, but are not limited to, statements with respect to:

•	our expected future loss and accumulated deficit levels;

•	our projected financial position and estimated cash burn rate;

•	our requirements for, and the ability to obtain, future funding on favorable terms or at all;

•

our projections for the SIRPαFc development plans and progress of each of our products and technologies, particularly with respect to the timely and successful completion of studies and trials and availability of results from such studies and trials;

•	our expectations about our products’ safety and efficacy;

•	our expectations regarding our ability to arrange for and scale up the manufacturing of our products and technologies;

•	our expectations regarding the progress, and the successful and timely completion, of the various stages of the regulatory approval process;

•	our expectations about the timing of achieving milestones and the cost of our development programs;

•

our observations and expectations regarding the relative low binding of SIRPαFc to red blood cells, or “RBCs” compared to anti-CD47 monoclonal antibodies and proprietary CD47-blocking agents and the potential benefits to patients;

•	our ability to intensify the dose of TTI-621 with the goal of achieving increased blockade of CD47;

•	our plans to market, sell and distribute our products and technologies;

•	our expectations regarding the acceptance of our products and technologies by the market;

•	our ability to retain and access appropriate staff, management and expert advisers;

•	our expectations about the differentiated nature and potential for best-in-class product development programs and discovery research capabilities of Fluorinov Pharma Inc., or “Fluorinov”;

•	our ability to generate future product development programs with improved pharmacological properties and acceptable safety profiles using Fluorinov technology;

•	our expectations about whether various clinical and regulatory milestones with an existing Fluorinov compound will be achieved;

•	our expectations of the final quantum and form of any future contingent milestone payments related to the Fluorinov acquisition;

•

our expectations of the ability to secure the requisite approvals (including approvals from the TSX and the NASDAQ) with respect to the issuance of any common shares in satisfaction of future milestone payments;

•	our ability to secure strategic partnerships with larger pharmaceutical and biotechnology companies;

•	our strategy to acquire and develop new products and technologies and to enhance the safety and efficacy of existing products and technologies;

•

our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements; and

•	our strategy with respect to the protection of our intellectual property.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Factors that could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that we will continue to incur significant losses in the future;

•	uncertainty as to our ability to raise additional funding to support operations;

•	our ability to generate product revenue to maintain our operations without additional funding;

•	the risks associated with the development of our product candidates which are at early stages of development;

•	reliance on third parties to plan, conduct and monitor our preclinical studies and clinical trials;

•	our product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results;

•	risks related to filing Investigational New Drug applications, or “INDs”, to commence clinical trials and to continue clinical trials if approved;

•	the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;

•	competition from other biotechnology and pharmaceutical companies;

•	our reliance on the capabilities and experience of our key executives and scientists and the resulting loss of any of these individuals;

•	our ability to fully realize the benefits of acquisitions;

•	our ability to adequately protect our intellectual property and trade secrets;

•	our ability to source and maintain licenses from third-party owners;

•	the risk of patent-related litigation; and

•	our expectations regarding our status as a passive foreign investment company, or “PFIC”,

all as further and more fully described under the section entitled “Risk Factors” in our annual information form dated March 8, 2018 or “AIF”, and our management’s discussion and analysis of the financial condition and results of operations, or “MD&A”, dated May 10, 2018, both of which are incorporated by reference. See “Documents Incorporated By Reference”.

Although the forward-looking statements contained in this prospectus supplement are based upon what our management believes to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward-looking statements.

Any forward-looking statements represent our estimates only as of the date of this prospectus supplement and should not be relied upon as representing our estimates as of any subsequent date. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by securities legislation.

DOCUMENTS INCORPORATED BY REFERENCE

Incorporated by reference into this prospectus supplement is certain information contained in documents filed by the Corporation with the securities regulatory authorities in Canada and filed by us with, or furnished by us to, the SEC. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge from our corporate secretary at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, Telephone (416) 595-0627, and are available electronically at www.sedar.com.

The following documents are specifically incorporated by reference in and form an integral part of the accompanying prospectus and this prospectus supplement:

(i)	our AIF dated March 8, 2018;

(ii)	our management information circular dated April 20, 2018 relating to our annual meeting of shareholders held on June 1, 2018;

(iii)

our audited annual consolidated financial statements, together with the notes thereto, as at December 31, 2017 and 2016 and for the years then ended prepared under IFRS, as issued by the IASB, and the auditors’ report thereon addressed to our shareholders dated March 8, 2018;

(iv)	our MD&A for the years ended December 31, 2017 and 2016 dated March 8, 2018;

(v)

our unaudited interim condensed consolidated financial statements, together with the notes thereto, as at March 31, 2018 and 2017 and for the three months then ended prepared in compliance with International Accounting Standards 34, Interim Financial Reporting, dated May 10, 2018;

(vi)	our MD&A for the three months ended March 31, 2018 and 2017 dated May 10, 2018; and

(vii)	our material change report dated June 18, 2018 with respect to a private placement issuance of common shares pursuant to an amendment to SIRPαFc license agreement.

Any documents of the type referred to in Section 11.1 of Form 44-101F1 - Short Form Prospectus, if filed by us with the securities regulatory authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia after the date of this prospectus supplement and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus supplement.

When new documents of the type referred to in the paragraphs above are filed by the Corporation with the securities regulatory authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia during the currency of this prospectus supplement, such documents will be deemed to be incorporated by reference in this prospectus supplement and the previous documents of the type referred to in the paragraphs above will no longer be deemed to be incorporated by reference in this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report that is filed with or furnished to the SEC, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this prospectus supplement forms a part. In addition, we may incorporate by reference into the registration statement of which this prospectus supplement forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus.

Issuer	Trillium Therapeutics Inc.

Issue	Common shares having an aggregate offering price of up to US$25,000,000.

Manner of offering

Sales of common shares, if any, under this prospectus supplement and the accompanying prospectus may be made in transactions that are deemed to be “at- the-market distributions” as defined in NI 44-102, including sales made directly on the NASDAQ or other existing trading markets for the common shares in the United States. No common shares will be offered or sold in Canada. The common shares will be distributed at market prices prevailing at the time of the sale of such common shares. See “Plan of Distribution.”

Use of Proceeds

The net proceeds of the offering will be used by the Corporation for: (i) ongoing research and development activities; (ii) working capital and general corporate purposes, which may include advancing the development of our SIRPαFc program; and (iii) investment in other development programs. See “Use of Proceeds”.

Dividend Policy

We have not paid any dividends on our common shares since the beginning of our most recently completed financial year. While we are not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the Business Corporations Act (Ontario), or “OBCA”, we do not intend to pay dividends on any of our common shares in the foreseeable future.

Risk Factors

An investment in the common shares is speculative and involves a high degree of risk. Each purchaser should carefully consider the risks described in this prospectus supplement under the heading “Risk Factors” and elsewhere, and the documents incorporated by reference therein and herein (including under the heading “Risk Factors” in the AIF and MD&A) and the accompanying prospectus for a discussion of factors that you should read and consider before investing in the common shares.

Trading Symbol	NASDAQ: TRIL

TSX: TRIL

THE CORPORATION

The following is a summary of information pertaining to the Corporation and does not contain all the information about the Corporation that may be important to you. You should read the more detailed information including but not limited to the AIF, financial statements and related notes and MD&A that are incorporated by reference into and are considered to be a part of this prospectus supplement and please refer to the heading “The Corporation” beginning on page 6 of the accompanying prospectus.

Organization of the Corporation

We were incorporated under the Business Corporations Act (Alberta) on March 31, 2004 as Neurogenesis Biotech Corp. On October 19, 2004, we amended our articles of incorporation to change our name from Neurogenesis Biotech Corp. to Stem Cell Therapeutics Corp., or “SCT”. On November 7, 2013, SCT was continued under the OBCA. On June 1, 2014 we filed articles of amalgamation to amalgamate SCT with our wholly-owned subsidiary, Trillium Therapeutics Inc., and renamed the combined company Trillium Therapeutics Inc. On January 1, 2017, we filed articles of amalgamation to amalgamate the Corporation with our wholly-owned subsidiary Fluorinov.

We are a company domiciled in Ontario, Canada. Our head and registered offices are located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9. We have one wholly-owned subsidiary, Trillium Therapeutics USA Inc., which was incorporated March 26, 2015 in the State of Delaware. Our website address is www.trilliumtherapeutics.com. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this prospectus supplement or the accompanying prospectus and such information is not incorporated by reference herein or therein.

Business of the Corporation

We are a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. Our lead program, TTI-621, is a SIRPαFc fusion protein that consists of the CD47-binding domain of human SIRPα linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. We have two active TTI-621 clinical trials: A phase 1 study evaluating intravenous dosing of SIRPαFc in patients with advanced cancer (NCT02663518), and a phase 1 study evaluating direct intratumoral injections in solid tumors and mycosis fungoides (NCT02890368). TTI-621 has recently been granted an Orphan Drug Designation by the US Food and Drug Administration for the treatment of cutaneous T-cell lymphoma. A phase 1 clinical trial (NCT03530683) evaluating intravenous dosing of TTI-622, an IgG4 SIRPαFc fusion protein, in patients with relapsed or refractory lymphoma or myeloma is underway.

We also have a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities with improved pharmacological properties. Stemming from this platform, our most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For a further description of our business, see the sections entitled “General Development of the Business” and “Business” in the AIF.

RISK FACTORS

Investing in our common shares is speculative and involves a high degree of risk. You should carefully consider the risks below and under the heading “Risk Factors” in the accompanying prospectus and in the AIF, MD&A, and the other documents incorporated by reference into this prospectus supplement that summarize the risks that may materially affect our business before making an investment in our common shares. See “Documents Incorporated by Reference”. If any of these risks occur, our business, results of operations or financial condition could be materially adversely affected. In that case, the trading price of our common shares could decline, and you may lose all or part of your investment. The risks set out in the documents indicated above are not the only risks we face. You should also refer to the other information set forth in this prospectus supplement and the documents incorporated by reference.

Risks Related to the Offering

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our shareholders.

Our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from this offering in ways that our shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common shares, to influence the manner in which the net proceeds of this offering are used. At the date of this prospectus supplement, we intend to use the net proceeds from this offering to fund our ongoing drug development activities and for general corporate purposes. See “Use of Proceeds.” However, our needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

We are likely a PFIC, which may have adverse US federal income tax consequences for US shareholders.

US investors should be aware that we believe we were classified as a PFIC during the tax years ended December 31, 2017 and 2016, and based on current business plans and financial expectations, we believe that we will be a PFIC for the current tax year and may be a PFIC in future tax years. If we are a PFIC for any year during a US shareholder’s holding period of our common shares, then such US shareholder generally will be required to treat any gain realized upon a disposition of our common shares, or any so-called “excess distribution” received on our common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election, or “QEF Election”, or a “mark-to-market” election with respect to our shares. A US shareholder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the shareholder’s adjusted tax basis therein. Each US shareholder should consult its own tax advisors regarding the PFIC rules and the US federal income tax consequences of the acquisition, ownership and disposition of our common shares.

USE OF PROCEEDS

The net proceeds from the offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of common shares through the Selling Agent in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Selling Agent under the sales agreement. The Selling Agent will receive a cash fee equal to three percent (3.0%) of the gross proceeds from the sale of the common shares in connection with the offering. The proceeds we receive from sales will depend on the number of common shares actually sold, the offering price of such common shares and whether and to the extent the maximum selling compensation is paid. We estimate the total expenses of this offering, excluding the fee to be paid to the Selling Agent, will be approximately $110,000. We intend to use the net proceeds of the offering for: (i) ongoing research and development activities; (ii) working capital and general corporate purposes, which may include advancing the development of our SIRPαFc program; and (iii) investment in other development programs.

Although we intend to spend the net proceeds from the offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from the sale of the common shares. See “Risk Factors” in this prospectus supplement. While actual expenditures may differ from these amounts and allocations, we expect to use the net proceeds in furtherance of our business.

CONSOLIDATED CAPITALIZATION

Since March 31, 2018, the date of our most recently filed interim unaudited condensed consolidated financial statements, other than as disclosed below, there have been no changes in our capitalization. See “Prior Sales”.

PRIOR SALES

We have not issued any common shares from treasury for the 12-month period before the date of this prospectus supplement, other than as follows:

Date of Issuance	Price per Security or Exercise Price (as applicable)	Number of and Description of Securities
June 28, 2017	$5.00	199,674 common shares issued in an underwritten public offering of common shares in the United States.
October 2, 2017	Cdn$6.36	53,000 options issued under the 2016 Stock Option Plan.
November 1, 2017	Cdn$9.89	65,500 options issued under the 2016 Stock Option Plan.
November 9, 2017	Cdn$12.22	253,578 options issued under the 2016 Stock Option Plan.
December 1, 2017	Cdn$14.37	4,000 options issued under the 2016 Stock Option Plan.
December 1, 2017	$8.50	1,950,000 common shares issued in a private placement offering of common shares and 400,000 Series II First Preferred shares in the United States.
January 2, 2018	Cdn$9.10	6,000 options issued under the 2016 Stock Option Plan.
May 1, 2018	Cdn$7.69	1,000 options issued under the 2016 Stock Option Plan.
May 18, 2018	n/a	388,806 common shares issued from the conversion of 11,664,286 Series I First Preferred shares
June 1, 2018	Cdn$7.26	4,000 options issued under the 2018 Stock Option Plan.
June 14, 2018	Cdn$8.12	369,621 common shares issued in a private placement issuance of common shares pursuant to an amendment to SIRPαFc license agreement.

TRADING PRICE AND VOLUME

Our common shares are traded on NASDAQ and the TSX under the symbols “TRIL”. The following table sets forth, for the periods indicated, (i) the reported high and low prices (in United States dollars) and the volume of common shares traded for each month on NASDAQ and (ii) the reported high and low prices (in Canadian dollars) and volume of common shares traded for each month on the TSX.

Calendar Period	TSX (Cdn$)			NASDAQ (US$)
	High	Low	Total Volume (#)	High	Low	Total Volume (#)
June 2017	6.89	5.60	80,163	5.05	4.30	1,457,332
July 2017	6.29	5.39	55,808	5.05	4.15	631,676
August 2017	6.14	5.26	93,533	4.95	4.15	602,277
September 2017	6.52	5.45	85,167	5.35	4.45	1,337,546
October 2017	9.89	6.27	265,105	7.75	4.901	2,815,763
November 2017	15.68	9.98	721,421	13.30	7.75	4,700,237
December 2017	14.84	8.51	373,330	11.60	6.60	3,668,810
January 2018	11.44	9.04	164,258	9.163	7.25	1,943,304
February 2018	9.79	8.04	142,214	8.05	6.40	1,819,520
March 2018	10.75	8.45	145,761	8.40	6.70	1,216,873
April 2018	9.47	7.41	115,607	7.551	5.85	1,315,367
May 2018	8.77	7.01	61,725	6.95	5.251	1,205,133
June 1-18, 2018	9.00	7.07	88,007	6.95	5.401	1,316,692

DESCRIPTION OF THE COMMON SHARES

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders and to one vote per share held at each such meeting, and they are entitled to receive dividends as determined and declared by our board of directors.

Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or concurrently with the holders of the common shares, our board of directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Corporation.

In the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares entitled to receive our assets upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

PLAN OF DISTRIBUTION

We have entered into the sales agreement with Cowen, under which we may issue and sell from time to time up to US$25,000,000 of our common shares through Cowen as our sales agent. Sales of our common shares, if any, will be made at market prices by any method that is deemed to be an “at the market” offering as defined in Rule 415 under the Securities Act, including sales made directly on NASDAQ or any other trading market for our common shares. If authorized by us in writing, Cowen may purchase our common shares as principal.

Cowen will offer our common shares subject to the terms and conditions of the sales agreement on a daily basis or as otherwise agreed upon by us and Cowen. We will designate the maximum amount of common shares to be sold through Cowen on a daily basis or otherwise determine such maximum amount together with Cowen. Subject to the terms and conditions of the sales agreement, Cowen will use its commercially reasonable efforts to sell on our behalf all of the common shares requested to be sold by us. We may instruct Cowen not to sell common shares if the sales cannot be effected at or above the price designated by us in any such instruction. Cowen or we may suspend the offering of our common shares being made through Cowen under the sales agreement upon proper notice to the other party. Neither we nor Cowen will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the common shares in Canada, undertake an offer or sale of any of the common shares to a person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the common shares in Canada on the TSX or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada. No common shares will be sold on the TSX or on other trading markets in Canada. Cowen and we each have the right, by giving written notice as specified in the sales agreement, to terminate the sales agreement in each party’s sole discretion at any time. The offering of common shares pursuant to the sales agreement will terminate upon the issuance and sale of all common shares subject to the agreement by Cowen.

The aggregate compensation payable to Cowen as sales agent equals 3.0% of the gross sales price of the shares sold through it pursuant to the sales agreement. We have also agreed to reimburse Cowen for fees and disbursements related to its legal counsel in an amount not to exceed $50,000, and for certain other expenses, including Cowen’s FINRA counsel fees in an amount up to $15,000. We estimate that the total expenses of the offering payable by us, excluding commissions payable to Cowen under the sales agreement, will be approximately $110,000.

The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of such common shares.

Cowen will provide written confirmation to us following the close of trading on NASDAQ on each day in which common shares are sold through it as sales agent under the sales agreement. Each confirmation will include the number of common shares sold through it as sales agent on that day, the volume weighted average price of the shares sold, the percentage of the daily trading volume and the net proceeds to us.

We will report at least quarterly the number of common shares sold through Cowen under the sales agreement, the net proceeds to us and the compensation paid by us to Cowen in connection with the sales of common shares.

Settlement for sales of common shares will occur, unless the parties agree otherwise, on the second business day that is also a trading day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with the sales of our common shares on our behalf, Cowen may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to Cowen may be deemed to be underwriting commissions or discounts. We have agreed in the sales agreement to provide indemnification and contribution to Cowen against certain liabilities, including liabilities under the Securities Act. As sales agent, Cowen will not engage in any transactions that stabilizes our common shares.

Our common shares are listed on NASDAQ and the TSX under the symbol TRIL. The transfer agent of our common shares is Computershare Trust Company of Canada.

Cowen and/or its affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by us that would permit a public offering of the common shares offered by this prospectus supplement in any jurisdiction outside the United States where action for that purpose is required. The common shares offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such common shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any common shares offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this prospectus supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada), or the “Tax Act”, and the regulations thereunder, or the Regulations, generally applicable to an investor, or a “Holder”, who acquires as beneficial owner common shares pursuant to the offering and who, for the purposes of the Tax Act and at all relevant times deals at arm’s length with us and Cowen, is not affiliated with us or Cowen, is not exempt from tax under Part I of the Tax Act, and who acquires and holds the common shares, as capital property. Generally, the common shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the common shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is generally applicable to a Holder, or a “Non-Resident Holder”, who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention; and (ii) does not and will not use or hold, and is not and will not be deemed to hold, the Common Shares in connection with carrying on a business in Canada. This summary does not apply to a Holder that has or will enter into a “synthetic disposition arrangement” or “derivative forward agreement” (as such terms are defined in the Tax Act). Such Holders should consult their own tax advisors with respect to an investment in our common shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof and an understanding of the administrative policies and assessing practices of the Canada Revenue Agency, or the “CRA”, published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the “Tax Proposals”, and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the exchange rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by us are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the “Treaty”, the rate of withholding tax on dividends paid or credited to a beneficially entitled Non-Resident Holder that is a resident of the United States for purposes of the Treaty, is generally limited to 15% of the gross amount of the dividend (or 5%, in the case of a Non-Resident Holder that is a resident of the United States for purposes of the Treaty, that is a corporation beneficially owning at least 10% of our voting shares). Non-Resident Holders are urged to consult their own tax advisors to determine any entitlement to relief under an applicable income tax treaty.

Dispositions of Common Shares

Upon a disposition (or a deemed disposition) of a common share (other than to us unless purchased by us in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Non-Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security to the Non-Resident Holder.

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, unless the common share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty. In addition, capital losses arising on the disposition or deemed disposition of a common share will not be recognized under the Tax Act, unless the common share constitutes “taxable Canadian property” to the NonResident Holder thereof for purposes of the Tax Act.

Provided the common shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the NASDAQ and TSX), at the time of disposition, the common shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships owned 25% or more of our issued shares of any class or series of shares; and (ii) more than 50% of the fair market value of our shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) an option, an interest or right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a common share may in certain circumstances otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Non-Resident Holders whose common shares may be taxable Canadian property should consult their own tax advisors.

CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material US federal income tax considerations applicable to a US Holder, as defined below, arising from and relating to the acquisition, ownership, and disposition of our common shares acquired in the offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax considerations that may apply to a US Holder arising from and relating to the acquisition, ownership, and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences to such US Holder, including, without limitation, specific tax consequences to a US Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. This summary does not address the US federal alternative minimum, US federal estate and gift, US state and local, and non-US tax consequences to US Holders of the acquisition, ownership, and disposition of our common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective US Holder should consult its own tax advisors regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and non-US tax consequences relating to the acquisition, ownership and disposition of our common shares.

No ruling from the Internal Revenue Service, or “IRS”, has been requested, or will be obtained, regarding the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the US courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code”, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Treaty, and US court decisions that are applicable, and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

US Holders

For purposes of this summary, the term “US Holder” means a beneficial owner of our common shares acquired in the offering that is for US federal income tax purposes:

  an individual who is a citizen or resident of the United States;

  a corporation (or other entity classified as a corporation for US federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  an estate whose income is subject to US federal income taxation regardless of its source; or

  a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more US persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a US person.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the US federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including, but not limited to, US Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the US dollar; (e) own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares. This summary also does not address the US federal income tax considerations applicable to US Holders who are: (a) US expatriates or former long-term residents of the United States; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold our common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act or (e) persons that have a permanent establishment in Canada for the purposes of the Treaty. US Holders that are subject to special provisions under the Code, including, but not limited to, US Holders described immediately above, should consult their own tax advisors regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and non-US tax consequences relating to the acquisition, ownership and disposition of our common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for US federal income tax purposes holds our common shares, the US federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for US federal income tax purposes should consult their own tax advisors regarding the US federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of our common shares.

Passive Foreign Investment Company Rules

PFIC Status

We believe we were classified as a PFIC during the tax years ended December 31, 2017 and 2016, and based on current business plans and financial expectations, we believe that we will be a PFIC for the current tax year and may be a PFIC in future tax years. If we are a PFIC for any year during a US Holder’s holding period, then certain potentially adverse rules may affect the US federal income tax consequences to a US Holder as a result of the acquisition, ownership and disposition of our common shares. The determination of whether any corporation is, was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date hereof. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or any subsidiary) concerning its PFIC status. Each US Holder should consult its own tax advisors regarding our PFIC status and the PFIC status of our subsidiaries.

In any year in which we are classified as a PFIC, a US Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. US Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income, or the “income test”, or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets, or the “asset test”. For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Under certain attribution rules, if we are a PFIC, US Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC, or a Subsidiary PFIC, and will generally be subject to US federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such US Holders directly held the shares of such Subsidiary PFIC. In addition, US Holders may be subject to US federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of our common shares. Accordingly, US Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of our common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC for any tax year during which a US Holder owns our common shares, the US federal income tax consequences to such US Holder of the acquisition, ownership, and disposition of such shares will depend on whether and when such US Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code, or QEF Election, or makes a mark-to-market election under Section 1296 of the Code, or Mark-to-Market Election. A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing US Holder.”

A Non-Electing US Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of our common shares and (b) any “excess distribution” received on our common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a US Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on our common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing US Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to US federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing US Holder that is not a corporation must generally treat any such interest paid as “personal interest,” which is generally not deductible.

If we are a PFIC for any tax year during which a Non-Electing US Holder holds our common shares, we will continue to be treated as a PFIC with respect to such Non-Electing US Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. A Non-Electing US Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A US Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A US Holder that makes a timely and effective QEF Election will be subject to US federal income tax on such US Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such US Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such US Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) ”earnings and profits” over (b) net capital gain. The IRS has not issued rules regarding the allocation of net capital gain and ordinary earnings amounts to multiple classes of stock. Accordingly, the proper manner for allocating such items between our common shares and preferred shares is not certain. A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such US Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, US Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a US Holder that made a QEF Election has an income inclusion, such a US Holder may, subject to certain limitations, elect to defer payment of current US federal income tax on such amounts, subject to an interest charge. If such US Holder is not a corporation, any such interest paid will generally be treated as “personal interest,” which is generally not deductible.

A US Holder that makes a timely and effective QEF Election with respect to us generally (a) would receive any distributions from us tax free to the extent that such distribution represents our “earnings and profits” that were previously included in income by the US Holder because of such QEF Election and (b) would adjust its tax basis in our common shares to reflect the amount included in income and/or received as a tax-free distribution because of such QEF Election. In addition, a US Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares.

The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is “timely”. A QEF Election will be treated as timely if such QEF Election is made for the first year in the US Holder’s holding period for our common shares in which we were a PFIC. A US Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such US Holder files a US federal income tax return for such year. If a US Holder does not make a timely and effective QEF Election for the first year in the US Holder’s holding period for our common shares, the US Holder may still be able to make a timely and effective QEF Election in a subsequent year if such US Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a US Holder makes a QEF Election but does not make a “purging” election to recognize gain, as discussed in the preceding sentence, then such US Holder shall continue to be subject to tax under the rules of Section 1291 discussed above. If a US Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the US Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a US Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the US Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

We: (a) will use commercially reasonable efforts to make available to US Holders, upon their written request after the end of a tax year, information as to our status as a PFIC, and (b) for each year in which we are a PFIC, provide to a US Holder, upon written request, all information and documentation that a US Holder making a QEF Election with respect to us is required to obtain for US federal income tax purposes. We may elect to provide such information on our website. However, US Holders should be aware that we can provide no assurances that we will provide any such information relating to a Subsidiary PFIC. Because we may own shares in one or more Subsidiary PFICs at any time, US Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the US Holders do not obtain the required information. Each US Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to us and any Subsidiary PFIC.

A US Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed US federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, US Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code, discussed above, that apply to Non-Electing US Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A US Holder may make a Mark-to-Market Election only if our common shares are marketable stock. Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Our common shares are currently traded on NASDAQ, a national securities exchange in the United States which is registered with the SEC. We believe that our common shares were “regularly traded” in the first calendar quarter of 2018 and we expect that our common shares will be “regularly traded” in the second calendar quarter of 2018. However, there can be no assurance that our common shares will be “regularly traded” in subsequent calendar quarters. US Holders should consult their own tax advisors regarding the marketable stock rules.

A US Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a US Holder does not make a Mark-to-Market Election beginning in the first tax year of such US Holder’s holding period for our common shares for which we are a PFIC or such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A US Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares, as of the close of such tax year over (b) such US Holder’s adjusted tax basis in such common shares. A US Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such US Holder’s adjusted tax basis in our common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A US Holder that makes a Mark-to-Market Election generally also will adjust such US Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of our common shares, a US Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A US Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each US Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

In addition, although a US Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a US Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a US Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of our common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific US federal income tax consequences to a US Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a US Holder if we are a PFIC, regardless of whether such US Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a US Holder that uses our common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such shares.

Special rules also apply to the amount of foreign tax credit that a US Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a US Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each US Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of our common shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A US Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits,” as computed for US federal income tax purposes. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a US Holder’s tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below.) However, we may not maintain the calculations of its earnings and profits in accordance with US federal income tax principles, and each US Holder should assume that any distribution by us with respect to our common shares will constitute dividend income. Dividends received on our common shares by corporate US Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided we are eligible for the benefits of the Treaty, dividends paid by us to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a US Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year. The dividend rules are complex, and each US Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the discussion under “Passive Foreign Investment Company Rules,” upon the sale or other taxable disposition of our common shares, a US Holder generally will recognize capital gain or loss in an amount equal to the difference between the US dollar value of cash received plus the fair market value of any property received and such US Holder’s tax basis in such common shares sold or otherwise disposed of. A US Holder’s tax basis in our common shares generally will be such holder’s US dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a US Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain US Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on our common shares, and net gains from the disposition of our common shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and Mark-to-Market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of our common shares that will be subject to the additional tax on net investment income, a US Holder who has made a QEF Election will be required to recalculate its basis in our common shares excluding QEF basis adjustments.

Alternatively, a US Holder may make an election that will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a US Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. US Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of our common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a US Holder in foreign currency, or on the sale, exchange or other taxable disposition of our common shares, generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into US dollars at that time). A US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any US Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be US source income or loss for foreign tax credit purposes. Different rules apply to US Holders who use the accrual method. Each US Holder should consult its own US tax advisors regarding the US federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a US Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a US Holder’s US federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder’s income that is subject to US federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder’s US federal income tax liability that such US Holder’s “foreign source” taxable income bears to such US Holder’s worldwide taxable income. In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a US Holder should be treated as US source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to our common shares that is treated as a “dividend” may be lower for US federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a US Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each US Holder should consult its own US tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under US federal income tax law, certain categories of US Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, US return disclosure obligations (and related penalties) are imposed on individuals who are US Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-US person, any financial instrument or contract held for investment that has an issuer or counterparty other than a US person and any interest in a foreign entity. US Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. US Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the US, or by a US payor or US middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, our common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a US Holder (a) fails to furnish such US Holder’s correct US taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect US taxpayer identification number, (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the US backup withholding tax rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded, if such US Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a US Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each US Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE FOREGOING DISCUSSION DOES NOT COVER ALL US TAX MATTERS THAT MAY BE IMPORTANT TO US HOLDERS. PROSPECTIVE US HOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, NON-US AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCE.

AUDITORS

Our auditors are Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Ontario, Canada. Our audited consolidated financial statements as at December 31, 2017 and 2016 and for the years then ended incorporated by reference into this prospectus supplement have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, as indicated in their report dated March 8, 2018 as set forth in their report thereon incorporated herein. Ernst & Young LLP have been our auditors since inception on March 31, 2004.

LEGAL MATTERS

Certain legal matters relating to the issue and sale of the common shares offered hereby will be passed upon by Baker & McKenzie LLP, as to Canadian legal matters, and Goodwin Procter LLP, as to US legal matters, on our behalf. Certain legal matters in connection with the offering will be passed on for the Selling Agent by Morgan, Lewis & Bockius LLP as to US legal matters and Blake, Cassels & Graydon LLP, as to Canadian legal matters. As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 — Annual Information Form) of each of Baker & McKenzie LLP, Goodwin Procter LLP, Morgan, Lewis & Bockius LLP and Blake, Cassels & Graydon LLP, respectively, beneficially own, directly or indirectly, less than 1% of our common shares or the securities of any of our associates or affiliates.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under “Documents Incorporated by Reference”, the following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the registration statement on Form F-10 (File No. 333-222085), of which this prospectus supplement forms a part: (i) the form of sales agreement described in this prospectus supplement; (ii) powers of attorney from our directors and officers; and (iii) the consents of auditors and legal counsel.

CERTIFICATE OF THE CORPORATION

Dated: June 19, 2018

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation in the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia.

(signed) “Niclas Stiernholm”	(signed) “James Parsons”
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of
TRILLIUM THERAPEUTICS INC.

(signed) “Calvin Stiller”	(signed) “Luke Beshar”
Director	Director

C-1

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Trillium Therapeutics Inc. at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9 telephone (416) 595-0627, and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.

Short Form Base Shelf Prospectus

New Issue	Dated January 5, 2018

US$150,000,000

Common Shares
First Preferred Shares
Warrants
Units
Subscription Receipts

Trillium Therapeutics Inc., or “we”, “our”, “Trillium” or “the Corporation”, may from time to time during the 25-month period that this prospectus, or “Prospectus”, including any amendments, remains valid, offer and sell under this Prospectus in one or more offerings, for an aggregate offering price of up to US$150,000,000 (or the equivalent in other currencies or currency units): (i) common shares in the capital of the Corporation, or “Common Shares”; (ii) First Preferred shares in the capital of the Corporation, or “First Preferred Shares”; (iii) warrants to purchase Common Shares or First Preferred Shares, or “Warrants”; (iv) units, or “Units”, comprised of one or more of the other securities described in this Prospectus in any combination; and (v) subscription receipts, or “Subscription Receipts” (the Subscription Receipts, together with the Common Shares, First Preferred Shares, Warrants and Units, are referred to as the “Securities”). We may offer Securities in such amounts and at such prices and, in the case of the Warrants, Units and Subscription Receipts, on terms determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement, or “Prospectus Supplement”. We may sell the Warrants, the First Preferred Shares and the Subscription Receipts, in one or more series.

I-1

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or “IFRS”, and such financial statements are subject to Canadian auditing and independence standards. Thus, they may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the purchase of Securities may have tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement, may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement and in any event consult with a tax adviser.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Ontario, Canada, some or all of our officers and directors and some or all of the experts named in this Prospectus are residents of countries other than the United States, and most or all of our assets are located in Canada.  See “Enforceability of Civil Liabilities”.

Neither the United States Securities and Exchange Commission, or “SEC”, nor any state securities regulator has approved or disapproved these Securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

There are certain risk factors that should be carefully reviewed by prospective purchasers. See “Risk Factors”.

The specific terms of any Securities offered will be set forth in a Prospectus Supplement, including where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of the First Preferred Shares, the number and series of First Preferred Shares offered, the currency (which may be Canadian dollars or any other currency), the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (iii) in the case of Warrants, the designation and number of Warrants offered, the currency (which may be Canadian dollars or any other currency), the number and terms of the other Securities purchasable upon exercise of the Warrants, the exercise price, the dates and periods of exercise, adjustment procedures and any other specific terms; (iv) in the case of Units, the designation and number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), the number and terms of the other Securities comprising the Units, and any other specific terms; and (v) in the case of the Subscription Receipts, the number of Subscription Receipts offered, the currency (which may be Canadian dollars or any other currency), the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and term of such Securities, and any other specific terms.  A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement before you invest in the Securities.

The Common Shares trade on the Toronto Stock Exchange, or the “TSX”, and on the NASDAQ Capital Market, or the “NASDAQ”, under the trading symbol “TRIL”. On December 14, 2017, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$10.00 and on the NASDAQ was US$7.75.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

We may sell the Securities to or through underwriters, dealers, placement agents or other intermediaries or directly to purchasers or through agents. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including but not limited to, any fees or compensation payable to them in connection with the offering and sale of a particular issue of Securities, the public offering price or prices of the Securities and the proceeds to us from the sale of the Securities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers will be less than the gross proceeds paid by the underwriter, dealer or agent to us. The price at which Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

Subject to applicable securities legislation, in connection with any offering of Securities under this Prospectus, the underwriters, if any, may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

You should only rely on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.

Our head and  registered office is located at 2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9.

DEFINITIONS AND OTHER MATTERS

In this Prospectus, unless otherwise indicated, references to “Trillium”, “the Corporation”, “we”, “our” or similar terms are, unless otherwise stated or the context requires otherwise, to Trillium Therapeutics Inc. and the subsidiaries through which it conducts business. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles.

You should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. References to this “Prospectus” include documents incorporated by reference herein. We have not authorized anyone to provide readers with any different information. We are not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. The information in or incorporated by reference into this Prospectus is current only as of the date of this Prospectus or the date on the front of such other documents. It should not be assumed that the information contained in this Prospectus is accurate as of any other date regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of the Securities. Information contained on our website should not be deemed to be a part of this Prospectus or incorporated by reference into this Prospectus and should not be relied upon for the purpose of determining whether to invest in the Securities.

CURRENCY AND EXCHANGE RATE PRESENTATION

The financial statements incorporated by reference into this Prospectus are reported in Canadian dollars. All references to “dollars” or “$” in this Prospectus are to Canadian dollars, and all references to “US$” are to United States dollars.

The following table sets forth, for each period indicated, the high, low and average exchange rates for Canadian dollars expressed in United States dollars, as provided by the Bank of Canada. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this Prospectus may vary. The average exchange rate is calculated by using the average of the closing prices on the last day of each month during the relevant period. On January 4, 2018, the noon exchange rate for one Canadian dollar expressed in United States dollars as reported by the Bank of Canada, was $1.00 = US$0.7971. The high and low exchange rates are intra-day values rather than noon or closing rates.

	Nine months
	ended
$1 Canadian dollar equivalent in	September 30,	Year ended December 31,
United States dollars	2017	2016	2015	2014
Average rate for period	US$ 0.7683	US$ 0.7564	US$ 0.7756	US$ 0.9021
High for period	0.8245	0.8002	0.8562	0.9444
Low for period	0.7276	0.6821	0.7141	0.8568

ENFORCEMENT OF CIVIL LIABILITIES

Trillium Therapeutics Inc. is an Ontario corporation with its principal place of business in Canada. Some or all of the directors and officers of the Corporation are resident outside of the United States and most or all of its assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act of 1933, as amended, or the “U.S. Securities Act”. You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. We believe that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We also believe, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with the registration statement on Form F-10 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

Luke Beshar, Robert Kirkman, Michael Moore, Thomas Reynolds and Helen Tayton-Martin are the directors who reside outside of Canada and they have appointed the Corporation at its business address as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this Prospectus include, but are not limited to, statements with respect to:

•	our expected future loss and accumulated deficit levels;

•	our projected financial position and estimated cash burn rate;

•	our expectations about the timing of achieving milestones and the cost of our development programs;

•

our observations and expectations regarding the relative low binding profile of SIRPαFc to red blood cells compared to anti-CD47 monoclonal antibodies and proprietary CD47-blocking agents and the potential benefits to patients;

•	our requirements for, and the ability to obtain, future funding on favorable terms or at all;

•

our projections for the SIRPαFc development plan and progress of each of our products and technologies, particularly with respect to the timely and successful completion of studies and trials and availability of results from such studies and trials;

•	our ability to intensify the dose of TTI-621 with the goal of achieving increased blockade of CD47;

•	our expectations about the differentiated nature and potential for best-in-class product development programs and discovery research capabilities of Fluorinov Pharma Inc., or “Fluorinov”;

•	our ability to generate future product development programs with improved pharmacological properties and acceptable safety profiles using Fluorinov technology;

•	our expectations about whether various clinical and regulatory milestones with an existing Fluorinov compound will be achieved;

•	our expectations of the final quantum and form of any future contingent milestone payments related to the Fluorinov acquisition;

•	our expectations of the ability to secure the requisite approvals (including TSX or NASDAQ approvals) with respect to the issuance of any common shares in satisfaction of future milestone payments;

•	our expectations about our products’ safety and efficacy;

•	our expectations regarding our ability to arrange for and scale up the manufacturing of our products and technologies;

•	our expectations regarding the progress, and the successful and timely completion, of the various stages of the regulatory approval process;

•	our ability to secure strategic partnerships with larger pharmaceutical and biotechnology companies;

•	our strategy to acquire and develop new products and technologies and to enhance the safety and efficacy of existing products and technologies;

•	our plans to market, sell and distribute our products and technologies;

•	our expectations regarding the acceptance of our products and technologies by the market;

•	our ability to retain and access appropriate staff, management and expert advisers;

•

our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements; and

•	our strategy with respect to the protection of our intellectual property.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Factors that could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that we will continue to incur significant losses in the future;

•	uncertainty as to our ability to raise additional funding to support operations;

•	our ability to generate product revenue to maintain our operations without additional funding;

•	the risks associated with the development of our product candidates which are at early stages of development;

•	reliance on third-parties to plan, conduct and monitor our preclinical studies and clinical trials;

•	our product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise product positive results;

•	risks related to filing Investigational New Drug applications, or “INDs”, to commence clinical trials and to continue clinical trials if approved;

•	the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;

•	competition from other biotechnology and pharmaceutical companies;

•	our reliance on the capabilities and experience of our key executives and scientists and the resulting loss of any of these individuals;

•	our ability to fully realize the benefits of acquisitions;

•	our ability to adequately protect our intellectual property and trade secrets;

•	our ability to source and maintain licenses from third-party owners;

•	the risk of patent-related litigation; and

•	our expectations regarding our status as a passive foreign investment company. See “Risk Factors”.

Although the forward-looking statements contained in this Prospectus are based upon what our management believes to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward-looking statements.

Any forward-looking statements represent our estimates only as of the date of this Prospectus and should not be relied upon as representing our estimates as of any subsequent date. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by securities legislation.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with or delivered to securities commissions or similar authorities in British Columbia, Alberta, Manitoba, Ontario and Nova Scotia. Copies of the documents incorporated herein by reference may be obtained on request without charge from our corporate secretary at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9 telephone (416) 595-0627, and are available electronically at www.sedar.com.

We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference in, and form an integral part of this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any subsequently filed document that is also incorporated by reference in this Prospectus:

•	our annual information form (on Form 20-F), or “AIF”, dated March 10, 2017, for the year ended December 31, 2016;

•	our management information circular dated April 13, 2017 relating to annual and special meeting of shareholders held on May 26, 2017;

•

our audited consolidated financial statements, together with the notes thereto, as at December 31, 2016 and 2015 and for the years then ended prepared under IFRS, as issued by the IASB, and the auditors’ report thereon addressed to our shareholders dated March 9, 2017, or the “Annual Financial Statements”;

•	our management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2016 and 2015 dated March 9, 2017;

•

our unaudited interim condensed consolidated financial statements, together with the notes thereto, as at September 30, 2017 and 2016 and for the three and nine months then ended prepared in compliance with International Accounting Standards 34, Interim Financial Reporting, dated November 9, 2017, or the “Interim Financial Statements”;

•	our management’s discussion and analysis dated November 9, 2017 of financial condition and results of operations for the three and nine months ended September 30, 2017 and 2016;

•

our material change report dated December 1, 2017 relating to the offering of 1,950,000 Common Shares and 400,000 Series II Non-Voting Convertible Preferred Shares at a price of US$8.50 per share for gross proceeds of approximately US$20 million;

•

our material change report dated June 13, 2017 relating to the offering of 2,750,000 Common Shares and 3,250,000 Series II Non-Voting Convertible First Preferred Shares, or “Series II Preferred Shares”, at a price of US$5.00 per share for aggregate gross proceeds of approximately US$30 million; and

•	our material change report dated February 7, 2017 relating to our plan to advance a second SIRPαFc fusion protein, TTI-622, into clinical testing.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports), and all other documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in this Prospectus, if filed by us with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia after the date of this Prospectus and prior to the termination of any offering of Securities hereunder, shall be deemed to be incorporated by reference in this Prospectus. Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia during the term of this Prospectus, the previous audited annual information form, including all amendments thereto, the previous annual financial statements and all interim unaudited financial statements (including any management’s discussion and analysis related thereto), material change reports and information circulars filed prior to the commencement of the fiscal year in which the new annual information is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, any document filed by us with, or furnished by us to, the SEC pursuant to the United States Securities Exchange Act of 1934, as amended, or the “Exchange Act”, subsequent to the date of this Prospectus and prior to the date that is 25 months from the date of this Prospectus shall be deemed to be incorporated by reference into the registration statement of which this Prospectus forms a part, if and to the extent provided in such report.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

Any “template version” of “marketing materials” (as such terms are defined in National Instrument 41-101 - General Prospectus Requirements of the Canadian Securities Administrators ) pertain to a distribution of Securities, and filed by us after the date of the Prospectus Supplement for the distribution and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, we file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by us with, or furnished to, the SEC may be inspected and copied at the public reference facilities maintained by the SEC in the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549 by paying a fee. You may call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information regarding the public reference facilities. The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act with respect to the Securities. This Prospectus, including the documents incorporated by reference into this Prospectus, which forms a part of that registration statement, does not contain all of the information set forth in the registration statement, certain parts of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to our corporation and the Securities, reference is made to the registration statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference into this Prospectus, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference. The registration statement can be found on EDGAR at the SEC’s website at www.sec.gov.

THE CORPORATION

The following is a summary of information pertaining to us and does not contain all the information about us that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the AIF, financial statements and related notes, that are incorporated by reference into and are considered to be a part of this Prospectus.

General

The Corporation was incorporated under the Business Corporations Act (Alberta) on March 31, 2004 as Neurogenesis Biotech Corp. On October 19, 2004, the Corporation amended its articles of incorporation to change its name to Stem Cell Therapeutics Corp. (“SCT”) and on November 7, 2013 SCT was continued under the Business Corporations Act (Ontario). Articles of amalgamation were filed on June 1, 2014 to amalgamate SCT with its wholly-owned subsidiary, Trillium Therapeutics USA Inc., and the amalgamated entity continued to operate under the name Trillium Therapeutics Inc. On January 1, 2017 the Corporation amalgamated with its wholly-owned subsidiary Fluorinov.

We are a company domiciled in Ontario, Canada. Our head office and registered office is located at 2488 Dunwin Drive, Mississauga, Ontario, Canada, L5L 1J9. We have one wholly-owned subsidiary, Trillium Therapeutics USA Inc., which was incorporated March 26, 2015 in the State of Delaware

Our Common Shares are listed on the TSX and the NASDAQ under the symbol “TRIL”.

Summary Description of Business

We are a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. Our lead program, TTI-621, is a SIRPαFc fusion protein that consists of the extracellular CD47-binding domain of human SIRPα linked to the Fc region of a human immunoglobulin G1, or IgG1. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. The IgG1 Fc region of TTI-621 may also assist in the activation of macrophages by engaging Fc receptors. Two Phase I clinical trials evaluating TTI-621 are ongoing. A second SIRPαFc fusion protein, TTI-622, is in preclinical development. TTI-622 consists of the extracellular CD47-binding domain of human SIRPα linked to a human immunoglobulin G4, or IgG4 Fc region, which has a decreased ability to engage Fc receptors than an IgG1 Fc. We plan to submit an IND for TTI-622 in the second half of 2017 and begin recruiting patients into a Phase I clinical trial in early 2018. Both SIRPαFc fusion proteins enable CD47 blockade with different levels of Fc receptor engagement on macrophages and thus may find unique applications.

We also have a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities with improved pharmacological properties from validated drugs and drug candidates. Stemming from this platform are two preclinical programs: an epidermal growth factor receptor, or EGFR antagonist with increased uptake and retention in the brain and an orally-available bromodomain inhibitor. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

RISK FACTORS

Before deciding to invest in any Securities, prospective purchasers of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting us and our business are provided in the documents incorporated by reference in this Prospectus, including in our most recent AIF under the heading “Risk Factors”.

Any one of such risk factors could materially affect our business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to us. Additional risks and uncertainties not currently identified by us or that we currently believe not to be material also may materially and adversely affect our business, financial condition, operations or prospects.

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such Securities trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates, the markets for similar securities, general economic conditions and our financial condition, historic financial performance and future prospects.

There is currently no market through which the Securities (other than the Common Shares) may be sold and purchasers may not be able to resell such securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation.

Public Markets and Share Prices

The market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, NASDAQ or any other stock exchange could be subject to significant fluctuations in response to variations in our operating results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, NASDAQ or any other stock exchange regardless of the operating performance of Trillium. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the operating performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, NASDAQ or any other stock exchange. There can be no assurance of the price at which the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, NASDAQ or any other stock exchange will trade.

Additional Issuances and Dilution

We may issue and sell additional securities to finance our operations. We cannot predict the size or type of future issuances of our securities or the effect, if any, that future issuances and sales of securities will have on the market price of any of our securities issued and outstanding from time to time. Sales or issuances of substantial amounts of our securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our securities issued and outstanding from time to time. With any additional sale or issuance of our securities, holders will suffer dilution with respect to voting power and may experience dilution in our earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of our issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

We have Broad Discretion in the Use of the Net Proceeds from this Offering

Our management will have broad discretion with respect to the application of net proceeds received from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve our results of operations or enhance the value of the Common Shares or any other securities outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or cause the price of our securities issued and outstanding from time to time to decline.

DIVIDENDS

We have not paid any dividends on our Common Shares since the beginning of our most recently completed financial year. While we are not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the Business Corporations Act (Ontario), we do not intend to pay dividends on any of our Common Shares in the foreseeable future.

USE OF PROCEEDS

Unless otherwise indicated in an applicable Prospectus Supplement relating to an offering of Securities, we will use the net proceeds that we receive from the sale of Securities for (i) ongoing research and development activities; (ii) working capital and general corporate purposes, which may include advancing the development of our SIRPαFc program; and (iii) investment in other development programs. Specific information about the use of net proceeds will be described in the applicable Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

Since September 30, 2017, the date of the Interim Financial Statements, there have been no material changes in our capitalization other than as set out below.

An aggregate of 13,332 Common Shares were issued between November 24, 2017 and December 5, 2017 as a result of the exercise of warrants of the Company as detailed in the table below:

Date	Number of Warrants	Number of Common	Exercise Price
	Exercised	Shares Issued
November 24, 2017	15,000	500	$12.00
November 28, 2017	30,000	1,000	$12.00
November 30, 2017	230,000	7,666	$12.00
December 1, 2017	30,000	1,000	$12.00
December 4, 2017	60,000	2,000	$12.00
December 5, 2017	34,980	1,166	$12.00
Total	399,980	13,332

On November 3, 2017, 30,012 Common Shares were issued upon the conversion of 900,364 Series I First Preferred Shares. On November 7, 2017, 359,202 Common Shares were issued upon the conversion of 359,202 Series II First Preferred Shares.

On December 1, 2017, an aggregate of 1,950,000 Series II First Preferred Shares and 400,000 Common Shares were issued pursuant to a non-brokered private placement at a price of US$8.50 per share for aggregate gross proceeds of US$19,975,000.

PRIOR SALES

Information in respect of the Common Shares that were issued within the previous 12 month period, Common Shares that were issued upon the exercise of options or warrants or upon the conversion of First Preferred Shares, and in respect of the grant of options to acquire Common Shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to the Prospectus Supplement.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

The authorized capital of Trillium consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders and to one vote per share held at each such meetings. They are also entitled to receive dividends as determined and declared by our board of directors.

Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or concurrently with the holders of the common shares, our board of directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Corporation.

In the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares entitled to receive our assets upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

Class B Shares

The holders of the Class B Shares are entitled to receive notice of and to attend any meeting of our shareholders but shall not be entitled to vote any of their Class B Shares at any such meeting. Each issued and fully paid Class B Share may at any time be converted, at the option of the holder, into one Common Share.

First Preferred Shares

The First Preferred Shares may at any time and from time to time be issued in one or more series and our board of directors may before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

The First Preferred Shares are entitled to priority over the Common Shares and Class B Shares and all other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up its affairs.

Series I First Preferred Shares

The holders of Series I Non-Voting Convertible First Preferred Shares, or the “Series I First Preferred Shares”, are not entitled to vote at any meeting of our shareholders (except in limited circumstances provided for in the Business Corporations Act (Ontario)).

The holders of Series I First Preferred Shares are entitled to receive dividends as determined and declared at the discretion of our board of directors on a parity basis with the holders of shares of the other series of First Preferred Shares and, at the discretion of our board of directors, either in priority to, or equally on a share-for-share basis with, holders of our Common Shares or Class B Shares. If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends, with respect to shares of a series of our First Preferred Shares is not paid in full, the shares of the series will participate on a pro rata basis with the shares of all other series of that class of shares with respect to all accumulated cumulative dividends, whether or not declared, and all declared non-cumulative dividends.

Each issued and fully paid Series I First Preferred Share may at any time be converted, at the option of the holder, into one thirtieth (1/30th) of a Common Share, subject to adjustment. Notwithstanding the foregoing, holders of Series I First Preferred Shares will be prohibited from converting Series I First Preferred Shares into Common Shares if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% (which the holder may elect to increase or decrease by written notice to us to any other percentage specified in such notice, provided that any increase (but not decrease) will not be effective until the 61st day after such notice) of the total number of our Common Shares then issued and outstanding, unless the holder gives us at least 61 days prior notice of an intent to convert into Common Shares that would cause the holder to own more than 4.99% of the total number of our Common Shares then issued and outstanding.

In addition, we will not be required to deliver to a holder any Common Shares upon a conversion of our Series I First Preferred Shares into Common Shares if our Common Shares are then listed and posted for trading on the Toronto Stock Exchange (or the TSX Venture Exchange) and to the extent that the conversion would result in the holder, together with any person acting jointly or in concert with the holder within the meaning of the Securities Act (Ontario), beneficially owning or exercising control or direction over Common Shares representing more than:

1.	9.99% of our outstanding Common Shares unless the holder (or, where the holder is not an individual, any director, officer or insider of the holder) has first provided:

(a)	the stock exchange with a personal information form pursuant to the rules of that stock exchange and the form has been approved by the stock exchange; and

(b)	a copy of the approval of the personal information form by the stock exchange to us; and

2.

19.99% of our outstanding Common Shares, unless we have received approval from the stock exchange and the holders of our Common Shares of the issuance of Common Shares at a meeting of holders of Common Shares which we will call, at our expense, in accordance with the applicable policies of the stock exchange.

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, or in the event of a reduction or redemption of our capital stock, the holders of Series I First Preferred Shares are entitled to receive an amount per share equal to that amount of money that we received as consideration for such Series I First Preferred Shares or, in the event that Series I First Preferred Shares were not issued for money, then the amount equal to the fair value of any property we received as consideration for the issuance of such Series I First Preferred Shares divided by the number of Series I First Preferred Shares issued, the whole before any amount shall be paid by us or any of our assets shall be distributed to holders of our Common Shares and Class B Shares. After such payment, the holders of Series I First Preferred Shares are not entitled to share in any further distribution of our property or assets. If any amount payable on return of capital in the event of our liquidation, dissolution or winding-up in respect of shares of a series of our First Preferred Shares is not paid in full, the shares of the series will participate on a pro rata basis with the shares of all other series of that class of shares with respect to all amounts payable on return of capital in the event of our liquidation, dissolution or winding-up.

If a fundamental transaction (as defined below) occurs while any of the Series I First Preferred Shares are outstanding, then a holder of Series I First Preferred Shares shall have the right to receive (in exchange for such shares) in the event that our common shares are exchanged for other securities, cash or property in the fundamental transaction, the same kind and amount of securities, cash and property as it would have been entitled to receive upon the occurrence of such fundamental transaction if such holder had been, immediately prior to such fundamental transaction, the holder of our common shares. If the holders of our common shares are given any choice as to the securities, cash or property to be received in a fundamental transaction, then the holder of our Series I First Preferred Shares shall be given the same choice as to the alternate consideration it receives upon any conversion of Series I First Preferred Shares following such fundamental transaction.

In the event of a “takeover bid” that is a “formal bid” (as such terms are defined in the Securities Laws in the Province of Ontario) for our common shares, the offeror of such bid shall make an offer to acquire the same percentage of our outstanding Series I First Preferred Shares as the percentage of our common shares for which the formal bid is being made, and such offer shall be on the same terms and for the same amount and kind of per share consideration, as adjusted, that is offered to the holders of our common stock under the formal bid.

To the extent necessary to effectuate these provisions, to the extent the surviving corporation following a fundamental transaction is not our company, any successor or surviving entity in the fundamental transaction shall include in its organizational documents shares having the same terms and conditions as our Series I First Preferred Shares and shall issue to the holders of our Series I First Preferred Shares new preferred shares consistent with the foregoing provisions.

“Fundamental Transaction” means (A) we effect any amalgamation, merger, business combination or other transaction with another person, other than a wholly-owned subsidiary, or an arrangement pursuant to the Business Corporations Act (Ontario) or another transaction pursuant to which a person, or group of person acting jointly or in concert, acquires all of our issued and outstanding common shares, (B) we effect any sale, lease or other disposition of all or substantially all of our assets, or (C) we effect any reclassification of our common shares or any compulsory share exchange pursuant (other than as a result of certain dividends or subdivisions) to which our common shares are effectively converted into or exchanged for other securities, cash or property, or any similar transaction or series of transactions involving us or our subsidiaries, directly or indirectly.

Series II First Preferred Shares

The holders of Series II First Preferred Shares are not entitled to vote at any meeting of our shareholders (except in limited circumstances provided for in the Business Corporations Act (Ontario)).

The holders of Series II First Preferred Shares are entitled to receive dividends as determined and declared at the discretion of our board of directors on a parity basis with the holders of shares of the other series of First Preferred Shares and, at the discretion of our board of directors, either in priority to, or equally on a share-for-share basis with, holders of our Common Shares or Class B Shares. If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends, with respect to shares of a series of our First Preferred Shares is not paid in full, the shares of the series will participate on a pro rata basis with the shares of all other series of that class of shares with respect to all accumulated cumulative dividends, whether or not declared, and all declared non-cumulative dividends.

Each issued and fully paid Series II First Preferred Share may at any time be converted, at the option of the holder, into one common share, subject to adjustment. Notwithstanding the foregoing, holders of Series II First Preferred Shares will be prohibited from converting Series II First Preferred Shares into Common Shares if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% (which the holder may elect to increase or decrease by written notice to us to any other percentage specified in such notice, provided that any increase (but not decrease) will not be effective until the 61st day after such notice) of the total number of our Common Shares then issued and outstanding, unless the holder gives us at least 61 days prior notice of an intent to convert into Common Shares that would cause the holder to own more than 4.99% of the total number of our Common Shares then issued and outstanding.

In addition, we will not be required to deliver to a holder any Common Shares upon a conversion of our Series II First Preferred Shares into Common Shares if our Common Shares are then listed and posted for trading on the Toronto Stock Exchange (or the TSX Venture Exchange) and to the extent that the conversion would result in the holder, together with any person acting jointly or in concert with the holder within the meaning of the Securities Act (Ontario), beneficially owning or exercising control or direction over Common Shares representing more than:

1.	9.99% of our outstanding Common Shares unless the holder (or, where the holder is not an individual, any director, officer or insider of the holder) has first provided:

(a)	the stock exchange with a personal information form pursuant to the rules of that stock exchange and the form has been approved by the stock exchange; and

(b)	a copy of the approval of the personal information form by the stock exchange to us; and

2.

19.99% of our outstanding Common Shares, unless we have received approval from the stock exchange and the holders of our Common Shares of the issuance of Common Shares at a meeting of holders of Common Shares which we will call, at our expense, in accordance with the applicable policies of the stock exchange.

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, or in the event of a reduction or redemption of our capital stock, the holders of Series II First Preferred Shares are entitled to receive an amount per share equal to that amount of money that we received as consideration for such Series II First Preferred Shares or, in the event that Series II First Preferred Shares were not issued for money, then the amount equal to the fair value of any property we received as consideration for the issuance of such Series II First Preferred Shares divided by the number of Series II First Preferred Shares issued, the whole before any amount shall be paid by us or any of our assets shall be distributed to holders of our Common Shares and Class B Shares. After such payment, the holders of Series II First Preferred Shares are not entitled to share in any further distribution of our property or assets. If any amount payable on return of capital in the event of our liquidation, dissolution or winding-up in respect of shares of a series of our First Preferred Shares is not paid in full, the shares of the series will participate on a pro rata basis with the shares of all other series of that class of shares with respect to all amounts payable on return of capital in the event of our liquidation, dissolution or winding-up.

If a fundamental transaction (as defined below) occurs while any of the Series II First Preferred Shares are outstanding, then a holder of Series II First Preferred Shares shall have the right to receive (in exchange for such shares) in the event that our common shares are exchanged for other securities, cash or property in the fundamental transaction, the same kind and amount of securities, cash and property as it would have been entitled to receive upon the occurrence of such fundamental transaction if such holder had been, immediately prior to such fundamental transaction, the holder of our common shares. If the holders of our common shares are given any choice as to the securities, cash or property to be received in a fundamental transaction, then the holder of our Series II First Preferred Shares shall be given the same choice as to the alternate consideration it receives upon any conversion of Series II First Preferred Shares following such fundamental transaction.

In the event of a “takeover bid” that is a “formal bid” (as such terms are defined in the Securities Laws in the Province of Ontario) for our common shares, the offeror of such bid shall make an offer to acquire the same percentage of our outstanding Series II First Preferred Shares as the percentage of our common shares for which the formal bid is being made, and such offer shall be on the same terms and for the same amount and kind of per share consideration, as adjusted, that is offered to the holders of our common stock under the formal bid.

To the extent necessary to effectuate these provisions, to the extent the surviving corporation following a fundamental transaction is not our company, any successor or surviving entity in the fundamental transaction shall include in its organizational documents shares having the same terms and conditions as our Series II First Preferred Shares and shall issue to the holders of our Series II First Preferred Shares new preferred shares consistent with the foregoing provisions.

“Fundamental Transaction” means (A) we effect any amalgamation, merger, business combination or other transaction with another person, other than a wholly-owned subsidiary, or an arrangement pursuant to the Business Corporations Act (Ontario) or another transaction pursuant to which a person, or group of person acting jointly or in concert, acquires all of our issued and outstanding common shares, (B) we effect any sale, lease or other disposition of all or substantially all of our assets, or (C) we effect any reclassification of our common shares or any compulsory share exchange pursuant (other than as a result of certain dividends or subdivisions) to which our common shares are effectively converted into or exchanged for other securities, cash or property, or any similar transaction or series of transactions involving us or our subsidiaries, directly or indirectly.

Warrants

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants. Warrants may be offered separately or in combination with one or more other Securities.

The description of the general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	the currency or currency unit in which the Warrants are denominated (f other than Canadian dollars);

•	the designation and terms of the Common Shares and the First Preferred Shares that may be acquired upon exercise of the Warrants;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•

the number of Common Shares or First Preferred Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

Units

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

This description will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	the currency or currency unit in which the Units are denominated (if other than Canadian dollars);

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

Subscription Receipts

The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement.

Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under a subscription receipt agreement.

The applicable Prospectus Supplement will include details of any subscription receipt agreement covering the Subscription Receipts being offered. A copy of any subscription receipt agreement relating to an offering of Subscription Receipts will be filed by us with the relevant securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description may include, without limitation, the following (where applicable):

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

•	the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

•	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	certain material United States and Canadian tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

MARKET FOR SECURITIES

Our Common Shares trade on the TSX and on the NASDAQ under the symbol “TRIL”. On January 4, 2018, being the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $9.87and on the NASDAQ was US$7.95. The following table sets forth, for the periods indicated, (i) the reported high and low prices (USD) and the volume of common shares traded for each month on NASDAQ; and (ii) the reported high and low prices and volume of common shares traded for each month on the TSX:

	TSX			NASDAQ
Calendar Period	High	Low	Average	High	Low	Average
	($)	($)	Volume	(US$)	(US$)	Volume
December 2016	10.27	7.12	457,274	7.945	5.25	3,641,631
January 2017	8.18	5.90	323,944	6.30	4.50	1,950,986
February 2017	9.01	6.15	418,307	6.90	4.70	2,357,995
March 2017	9.30	7.44	213,912	7.10	5.505	1,345,793
April 2017	9.30	7.91	136,543	6.95	5.85	914,112
May 2017	8.77	6.57	136,801	6.40	4.975	1,306,809
June 2017	6.89	5.60	80,163	5.05	4.30	1,457,332
July 2017	6.29	5.39	55,808	5.05	4.15	631,676
August 2017	6.14	5.26	93,533	5.05	4.15	602,277
September 2017	6.52	5.45	85,167	5.35	4.45	1,337,546
October 2017	9.89	6.27	265,105	7.75	4.901	2,815,763
November 2017	16.80	9.98	721,421	13.30	8.70	4,699,742
December 2017	14.84	8.51	324,436	11.60	6.60	3,668,133
January 1-4, 2017	10.50	9.26	23,405	8.40	7.25	331,756

PLAN OF DISTRIBUTION

We may, from time to time, during the 25-month period that this Prospectus, including any amendments and supplements hereto, remains valid, offer for sale and issue Securities up to an aggregate of US$150,000,000.

We may offer and sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The Prospectus Supplement relating to any offering of Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers, placement agents or intermediaries and any fees or compensation payable to them in connection with the offering and sale of a particular issue of Securities, the public offering price or prices of the Securities and the proceeds to us from the sale of the Securities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, including in transactions that are deemed to be “at-the-market distributions” (as defined in National Instrument 44-102 Shelf Distributions, or “NI 44-102”), including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement. Any such transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 will be conducted in accordance with applicable securities legislation in Canada and will be subject to regulatory approval. In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents or other intermediaries that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

Under agreements which may be entered into by us, underwriters, dealers, placement agents and other intermediaries who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers, placement agents or other intermediaries may be required to make in respect thereof. The underwriters, dealers, placement agents and other intermediaries with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business. Any offering of First Preferred Shares, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the First Preferred Shares, Warrants, Units or Subscription Receipts may be sold and purchasers may not be able to resell First Preferred Shares, Warrants, Units or Subscription Receipts purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the First Preferred Shares, Warrants, Units or Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the First Preferred Shares, Warrants, Units or Subscription Receipts, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the First Preferred Shares, Warrants, Units or Subscription Receipts or as to the liquidity of the trading market, if any, for the First Preferred Shares, Warrants, Units or Subscription Receipts.

Subject to applicable securities legislation, in connection with any offering of Securities under this Prospectus, other than an “at-the-market distribution”, the underwriters, dealers or agents, if any, may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, as defined in NI 44-102, no affiliate of such an underwriter, dealer or agent and no person acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

INCOME TAX CONSIDERATIONS

Owning any of our securities may subject you to tax consequences both in the United States and Canada.

Although the applicable Prospectus Supplement may describe certain Canadian or United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered under this Prospectus by an initial investor, the Prospectus Supplement may not describe these tax consequences fully. You should consult your own tax adviser with respect to your particular circumstances.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part: the documents listed under “Documents Incorporated by Reference”; consents of accountants and counsel; and powers of attorney from some of our directors and officers. A copy of any applicable form of warrant agreement will be filed by post-effective amendment to the registration statement or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities will be passed upon on our behalf by Baker & McKenzie LLP and Goodwin Procter LLP. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be. As at the date hereof, the designated professionals of Baker & McKenzie LLP and Goodwin Procter LLP collectively beneficially own, directly or indirectly, less than 1% of our outstanding securities.

EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus , either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

Our auditors are Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Ontario, Canada. Our Annual Financial Statements incorporated by reference in this Prospectus and registration statement have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, as indicated in their report dated March 9, 2017, incorporated herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Ernst & Young LLP, as external auditors, are independent of us within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the United States Public Company Accounting Oversight Board.

REGISTRAR AND TRANSFER AGENT

Our registrar and transfer agent in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario and the co-registrar and co-transfer agent in the United States is Computershare Trust Company, N.A., at its offices in Canton, Massachusetts.

PURCHASERS’ CONTRACTUAL RIGHTS

Original purchasers of First Preferred Shares, Warrants and Subscription Receipts offered on a stand-alone basis (and not as part of a Unit) will have a contractual right of rescission following the conversion or exercise of such securities in the event that this Prospectus, as supplemented by the Prospectus Supplement pursuant to which such Securities are issued, or any amendment thereto, contains a misrepresentation. The contractual right of rescission will entitle such original purchasers to receive from us, upon surrender of the applicable underlying Securities issued upon conversion or exercise of such Securities, the amount paid for such convertible or exercisable Securities, provided that: (i) the conversion or exercise takes place within 180 days of the date of the purchase of the convertible or exercisable Securities under this Prospectus, as supplemented by the Prospectus Supplement pursuant to which such Securities are issued; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such convertible or exercisable Securities under this Prospectus, as supplemented by the Prospectus Supplement pursuant to which such Securities are issued.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to the securities purchaser by a purchaser and any amendment thereto. The legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages, if the prospectus, the accompanying prospectus supplement relating to the securities purchaser or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

Original purchasers of First Preferred Shares, Warrants and Subscription Receipts offered on a stand-alone basis (and not as part of a Unit) are advised that in an offering of such Securities, the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the convertible or exercisable Security was offered to the public under the prospectus offering. This means that under the securities legislation of certain provinces, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages in such provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages, or consult with a legal adviser.